EXHIBIT 99.1

Precision Announces Renewal of Normal Course Issuer Bid

CALGARY, Alberta, Aug. 24, 2022 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) announced today that the Toronto Stock Exchange (the “TSX”) has approved its intention to implement a normal course issuer bid (“NCIB”) for a portion of its common shares (“Common Shares”). The NCIB effectively renews the existing NCIB, which is scheduled to terminate on August 26, 2022. Precision believes the NCIB continues to represent another tool for the Company to enhance the value of its underlying shares.

Pursuant to the renewed NCIB, the Company has been authorized by the TSX to acquire up to a maximum of 1,148,771 Common Shares, or approximately 10% of the public float as of August 15, 2022 for cancellation. Purchases under the NCIB may commence on August 29, 2022 and will terminate no later than August 28, 2023, or such earlier time as the Company completes its purchases pursuant to the NCIB or provides notice of termination.

Purchases under the NCIB will be made in accordance with applicable regulatory requirements through the facilities of the TSX, the New York Stock Exchange (the “NYSE”), other designated exchanges and/or alternative trading systems in Canada or the United States or by such other means as may be permitted by the applicable securities regulator at a price per Common Share representative of the market price at the time of acquisition. The number of Common Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 30,179 Common Shares (which is equal to 25% of the average daily trading volume of 120,716 on the TSX for the six full calendar months ending July 31, 2022), subject to the Company's ability to make one block purchase of Common Shares per calendar week that exceeds such limits. All Common Shares purchased under the NCIB will be cancelled after their purchase. The Company intends to fund the purchases out of its available resources.

Pursuant to its existing NCIB, under which the Company has approval from the TSX to purchase up to 1,317,158 Common Shares for the period of August 27, 2021 to August 26, 2022, the Company has purchased 60,796 Common Shares on the TSX, NYSE and alternative trading systems at a weighted average purchase price of CAD$82.24 per Common Share.

The Company intends to enter into an automatic securities purchase plan effective August 29, 2022 under which its broker may purchase Common Shares in connection with the NCIB. The plan will contain a prearranged set of criteria in accordance with which its broker may make Common Share purchases. These strict parameters enable the purchase of Common Shares during times when it would ordinarily not be permitted due to self-imposed blackout periods, insider trading rules or otherwise. Such plan is adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to the funding of purchases under the NCIB and the entering in to of an automatic securities purchase plan and advantages of the NCIB.

Forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2021, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

For further information, please contact:

Lavonne Zdunich
Director, Investor Relations
403.716.4500

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com